SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

DIGEX, INCORPORATED

(Name of Subject Company)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and/or supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed on August 27, 2003 by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 14D-9, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 9 of the Schedule 14D-9 are incorporated herein by reference with respect to Items 1 through 9 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 14D-9 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 14D-9, along with this Amendment, or incorporated by reference in the Schedule 14D-9, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 14D-9, along with this Amendment, with respect to Digex has been provided by Digex.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

On September 23, 2003 the Offer to Purchase was amended. On such date, MCI and Digex also filed a joint press release announcing the filing of such amended materials with the Securities and Exchange Commission. The text of the joint press release issued by MCI and Digex is incorporated herein by reference, a copy of which is filed hereto as Exhibit (a)(2).

ITEM 9. EXHIBITS.

(a)(1) Offer to Purchase, dated August 27, 2003, as amended on September 23, 2003.

(a)(2) Text of joint press release issued by MCI and Digex, dated September 23, 2003, announcing the filing of amended materials relating to the Offer with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGEX, INCORPORATED
BY:	/S/ GEORGE L. KERNS
Name: George L. Kerns
Title: Chief Executive Officer

Dated: September 23, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated August 27, 2003, as amended on September 23, 2003.
(a)(2)	Text of joint press release issued by MCI and Digex, dated September 23, 2003, announcing the filing of amended materials relating to the Offer with the Securities and Exchange Commission.